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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 2-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

        For Period Ended: July 31, 1999
           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
           For the Transition Period Ended: _______________

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|Read Instructions (on back page) Before Preparing Form. Please Print or Type.|
|Nothing in this form shall be construed to imply that the Commission has     |
|   verified any information contained herein.                                |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART 1 - REGISTRANT INFORMATION
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Full Name of Registrant
  HEWLETT-PACKARD COMPANY
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
  3000 Hanover Street
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City, State and Zip Code
  Palo Alto, California, 94304

PART II - RULES 12b-25(b) and (c)

If subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the

 [X] prescribed due date; or the subject quarterly report of transition on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 (c) The accountant's statement or other exhibit required by Rule 12(b)- 25(c) has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  Hewlett-Packard Company (the "Company") hereby provides notification that it will file on September 20, 1999 its Quarterly Report on Form 10-Q for the period ended July 31, 1999. Prior to September 20, 1999 the Company will have resolved uncertainties and sufficiently determined its plan of disposition for its measurement business, now named Agilent Technologies, Inc. ("Agilent"), in accordance with Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"). Accordingly, upon filing Form 10-Q for the period ended July 31, 1999, the Company's financial information will be restated to present Agilent as a discontinued operation. This restatement could not have been reflected on Form 10-Q for the period ended July 31, 1999 without the extension permitted under Form 12b-25.


PART IV    OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

           Ann O. Baskins       650            857-3755
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              (Name)        (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d)
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    of the Securities Exchange Act of 1934 or Section 30 to the Invest-
    ment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report
    (s) been filed?  If answer is no, identify report(s) [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the
     subject report or portion thereof?                  [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both quantitatively, and if appropriate, state the reasons why a reason-able estimate of the results cannot be made.

       The Company will present Agilent on a discontinued operations basis pursuant to APB 30.

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                            HEWLETT-PACKARD COMPANY
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 14, 1999         By /s/Ann O. Baskins
                                ____________________________
                                Ann O. Baskins
                                Associate General Counsel
                                and Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------ATTENTION------------------------------------
|Intentional misstatement or missions of fact constitutes Federal Criminal   |
|Violations (See 18 U.S.C. 1001)                                             |
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                             GENERAL INSTRUCTIONS

  1. This form is required by Rule 12b-25(17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

  2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in and filed with the form will be made a matter of public record in the Commission files.
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  3.   An manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

  4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

  5.   Electronic filers.   This form shall not be used by electronic filers
       unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this